Exhibit 99.1

Seanergy Maritime Reports Third Quarter and Nine Months Financial Results for the Period Ended September 30, 2025

Declares Quarterly Cash Dividend of $0.13 Per Share

Highlights
(in million USD, except EPS)	Q3 2025	Q3 2024	9M 2025	9M 2024
Net Revenues	$47.0	$44.4	$108.7	$125.8
Net income	$12.8	$12.5	$8.8	$36.8
Adjusted net income[1]	$14.0	$14.1	$12.3	$41.7
EBITDA[1]	$27.5	$25.2	$51.5	$72.7
Adjusted EBITDA[1]	$26.6	$26.8	$52.8	$78.0

Earnings per share Basic	$0.61	$0.61	$0.42	$1.80
Earnings per share Diluted	$0.61	$0.61	$0.42	$1.79
Adjusted earnings per share Basic[1]	$0.67	$0.69	$0.60	$2.05
Adjusted earnings per share Diluted[1]	$0.67	$0.69	$0.59	$2.04

Other Highlights and Developments:

■	Declared $0.13 per share quarterly cash dividend – 16th consecutive quarterly dividend for aggregate cash dividends of $2.44 per share, totaling $46.9 million
■	Entered into Seanergy’s first-ever newbuilding contract, marking a key milestone in the Company’s fleet renewal and modernization strategy
■	Profitable sale of a vintage Capesize vessel releasing approximately $12.0 million of liquidity
■	Expiration of all remaining outstanding warrants, eliminating potential dilution and simplifying capital structure

November 13, 2025 – Athens, Greece – Seanergy Maritime Holdings Corp. (“Seanergy” or the “Company”) (NASDAQ: SHIP), a leading pure-play Capesize shipping company, today reported its financial results for the third quarter and nine months ended September 30, 2025, and announced a quarterly cash dividend of $0.13 per common share—marking the 16th consecutive quarterly dividend under its capital return policy.

1 Adjusted earnings per share, Adjusted Net Income, EBITDA and Adjusted EBITDA are non-GAAP measures. Please see the reconciliation below of Adjusted earnings per share, Adjusted Net Income, EBITDA and Adjusted EBITDA to net income, the most directly comparable U.S. GAAP measure.

For the quarter ended September 30, 2025, the Company generated Net Revenues of $47.0 million, compared to $44.4 million in the third quarter of 2024. Adjusted EBITDA for the quarter was $26.6 million, compared to $26.8 million in the same period of 2024. Net Income and Adjusted Net Income for the quarter were $12.8 million and $14.0 million, respectively, compared to Net Income of $12.5 million and Adjusted Net Income of $14.1 million in the third quarter of 2024. The Company’s fleet achieved a daily Time Charter Equivalent (“TCE”) of $23,476 for the third quarter of 2025.

For the nine-month period ended September 30, 2025, the Company generated Net Revenues of $108.7 million, compared to $125.8 million in the same period of 2024. Net Income and Adjusted Net Income for the nine months were $8.8 million and $12.3 million, respectively, compared to Net Income of $36.8 million and Adjusted Net Income of $41.7 million in the respective period of 2024. Adjusted EBITDA for the nine months was $52.8 million, compared to $78.0 million for the same period of 2024. The daily TCE rate of the fleet for the nine-month period of 2025 was $19,031, compared to $25,762 in the same period of 2024. The average daily OPEX was $7,086 compared to $6,873 of the respective period of 2024.

Cash and cash-equivalents and restricted cash, as of September 30, 2025, stood at $36.8 million. Stockholders’ equity at the end of the third quarter was $271.3 million. Long-term debt (senior loans and other financial liabilities) net of deferred charges stood at $287.5 million, while the book value of the fleet was $513.7 million.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“In Q3, Seanergy capitalized on the recovery of the Capesize market, driving higher profitability and setting a strong foundation for the rest of 2025 and 2026. Consistent with our rewards policy, we declared a $0.13 per share dividend, our 16th consecutive payout, bringing total distributions to $2.44 per share. The expiration of all outstanding warrants further streamlines our capital structure, removing legacy dilution risk and enhancing shareholder value. With a 20-vessel fleet consisting purely of high-quality Capesizes and Newcastlemaxes and a conservative capital structure, we remain well positioned to capture the upside of a robust Capesize market.

“During the quarter, we advanced our fleet renewal strategy by selling one of our vintage vessels at a good value, ahead of her third special survey and drydocking and placing our first-ever newbuilding Capesize order at a top-tier Chinese shipyard. The new scrubber-fitted Capesize, priced at $75 million and scheduled for delivery in the first half of 2027, represents a major step toward long-term value creation and modernization of our fleet. Going forward, we will continue to pursue disciplined fleet renewal opportunities, aligned with maintaining balance sheet flexibility and rewarding our shareholders.

“On the commercial front, we renewed three time-charters with existing counterparties and concluded a new charter with a leading global commodities trader. Our entire fleet remains on index-linked charters, ensuring full market exposure while managing volatility through selective FFA hedging. For Q4, after hedging approximately 55% of our available days at a gross rate of $24,900, we estimate a TCE of around $23,900 given prevailing spot rates and current FFA curve.

“Capesize charter rates averaged nearly $25,000 in Q3, supported by record iron ore exports from Brazil and strong bauxite and coal demand. With the Capesize orderbook below 10% of the global fleet and trade volumes expected to rise in 2026, we anticipate a sustained period of strong rates. Seanergy’s pure-play Capesize platform is ideally positioned to benefit.

“Our focus remains on consistent shareholder value creation through operational excellence, disciplined capital allocation, and regular dividends supported by a strong balance sheet.”

Company Fleet:

Vessel Name	Capacity (DWT)	Year Built	Yard	Scrubber Fitted	Employment Type	FFA conversion option(1)	Minimum time charter (“T/C”) expiration	Maximum T/C expiration(2)	Charterer
Titanship	207,855	2011	NACKS	-	T/C Index Linked	No	09/2026	03/2027	Cargill
Meiship	207,851	2013	Imabari	-	T/C Index Linked	No	02/2026	06/2026	Costamare
Patriotship	181,709	2010	Imabari	Yes	T/C Index Linked	Yes	08/2026	01/2027	Glencore
Dukeship	181,453	2010	Sasebo	-	T/C Index Linked	Yes	09/2026	12/2026	Solebay
Paroship	181,415	2012	Koyo -Imabari	Yes	T/C Index Linked	Yes	08/2025	01/2026	Oldendorff
Worldship	181,415	2012	Koyo – Imabari	Yes	T/C Index Linked	Yes	11/2026	03/2027	NYK
Kaizenship	181,396	2012	Koyo Dock	-	T/C Index Linked	Yes	07/2026	09/2026	MOL
Iconship	181,392	2013	Imabari	-	T/C Index Linked	Yes	03/2026	06/2026	Cargill
Hellasship	181,325	2012	Imabari	-	T/C Index Linked	Yes	04/2026	07/2026	NYK
Honorship	180,242	2010	Imabari	-	T/C Index Linked	Yes	06/2026	10/2026	NYK
Fellowship	179,701	2010	Daewoo	-	T/C Index Linked	Yes	06/2026	11/2026	Anglo American
Championship	179,238	2011	Sungdong SB	Yes	T/C Index Linked	Yes	04/2027	08/2027	Cargill
Partnership	179,213	2012	Hyundai	Yes	T/C Index Linked	Yes	02/2026	05/2026	NYK
Knightship	178,978	2010	Hyundai	Yes	T/C Index Linked	Yes	12/2026	04/2027	Glencore
Lordship	178,838	2010	Hyundai	Yes	T/C Index Linked	Yes	08/2026	01/2027	Glencore
Blueship	178,459	2011	Mitsui SB	-	T/C Index Linked	Yes	06/2026	11/2026	NYK
Friendship	176,952	2009	Namura	-	T/C Index Linked	Yes	12/2025	04/2026	NYK
Flagship	176,387	2013	Mitsui	-	T/C Index Linked	Yes	05/2026	07/2026	Cargill
Premiership	170,024	2010	Sungdong SB	Yes	T/C Index Linked	Yes	03/2027	05/2027	Glencore
Squireship	170,018	2010	Sungdong SB	Yes	T/C Index Linked	Yes	03/2027	05/2027	Glencore
Total / Average age	3,633,861	14.4 years	-	-	-	-	-	-	-

(1)	The Company has the option to convert the index-linked rate to fixed for periods ranging between 1 and 12 months, based on the prevailing Capesize FFA rate for the selected period.

(2)	The latest redelivery date does not include any additional optional periods.

Fleet Data:

(U.S. Dollars in thousands)
	Q3 2025	Q3 2024	9M 2025	9M 2024
Ownership days (1)	1,911	1,656	5,600	4,770
Operating days (2)	1,856	1,604	5,363	4,703
Fleet utilization (3)	97.1%	96.9%	95.8%	98.6%
TCE rate (4)	$23,476	$26,529	$19,031	$25,762
Daily Vessel Operating Expenses (5)	$7,376	$6,637	$7,086	$6,873

(1)
Ownership days are the total number of calendar days in a period during which the vessels in a fleet have been owned or chartered in. Ownership days are an indicator of the size of the Company’s fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.

(2)
Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire due to unforeseen circumstances. Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry-dockings, lay-up or special or intermediate surveys. Operating days include the days that our vessels are in ballast voyages without having finalized agreements for their next employment. The Company’s calculation of operating days may not be comparable to that reported by other companies.

(3)
Fleet utilization is the percentage of time that the vessels are generating revenue and is determined by dividing operating days by ownership days for the relevant period. Fleet Utilization is used to measure a company’s ability to efficiently find suitable employment for its vessels and minimize the number of days that its vessels are off-hire for unforeseen events. We believe it provides additional meaningful information and assists management in making decisions regarding areas where we may be able to improve efficiency and increase revenue and because we believe that it provides useful information to investors regarding the efficiency of our operations. The Company’s calculation of fleet utilization may not be comparable to that reported by other companies.

(4)
TCE rate is defined as the Company’s net revenue less voyage expenses during a period divided by the number of the Company’s operating days during the period. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions. The Company includes the TCE rate, which is not a recognized measure under U.S. GAAP, as it believes it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable U.S. GAAP measure, and because it assists the Company’s management in making decisions regarding the deployment and use of our vessels and because the Company believes that it provides useful information to investors regarding our financial performance. The Company’s calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles the Company’s net revenues from vessels to the TCE rate.

(In thousands of U.S. Dollars, except operating days and TCE rate)

	Q3 2025	Q3 2024	9M 2025	9M 2024
Vessel revenue, net	46,126	43,369	106,466	123,735
Less: Voyage expenses	2,555	816	4,402	2,576
Time charter equivalent revenues	43,571	42,553	102,064	121,159
Operating days	1,856	1,604	5,363	4,703
TCE rate	$23,476	$26,529	$19,031	$25,762

(5)
Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses, excluding pre delivery costs, by ownership days for the relevant time periods. The Company’s calculation of daily vessel operating expenses may not be comparable to that reported by other companies. The following table reconciles the Company’s vessel operating expenses to daily vessel operating expenses.

(In thousands of U.S. Dollars, except ownership days and Daily Vessel Operating Expenses)

	Q3 2025	Q3 2024	9M 2025	9M 2024
Vessel operating expenses	14,095	11,366	40,441	33,620
Less: Pre-delivery expenses	-	375	757	835
Vessel operating expenses before pre-delivery expenses	14,095	10,991	39,684	32,785
Ownership days	1,911	1,656	5,600	4,770
Daily Vessel Operating Expenses	$7,376	$6,637	$7,086	$6,873

Net income to EBITDA and Adjusted EBITDA Reconciliation:

(In thousands of U.S. Dollars)
	Q3 2025	Q3 2024	9M 2025	9M 2024
Net income	12,752	12,546	8,785	36,834
Interest and finance cost, net	5,378	5,055	15,943	14,290
Depreciation and amortization	9,415	7,645	26,792	21,556
EBITDA	27,545	25,246	51,520	72,680
Stock based compensation	1,026	1,533	3,703	4,550
Gain on sale of vessel	(2,308)	-	(2,308)	-
Loss on extinguishment of debt	63	-	91	649
Loss on forward freight agreements, net	35	30	54	134
Loss / (gain) on FX forwards	192	-	(231)	-
Adjusted EBITDA	26,553	26,809	52,829	78,013

Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") represents the sum of net income, net interest and finance costs, depreciation and amortization and, if any, income taxes during a period. EBITDA is not a recognized measurement under U.S. GAAP. Adjusted EBITDA represents EBITDA adjusted to exclude stock-based compensation, gain on sale of vessel, loss on forward freight agreements, net, loss on extinguishment of debt, and loss / (gain) on FX forwards (“Other, net” in statement of operations), which the Company believes are not indicative of the ongoing performance of its core operations.

EBITDA and adjusted EBITDA are presented as we believe that these measures are useful to investors as a widely used means of evaluating operating profitability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. EBITDA and adjusted EBITDA as presented here may not be comparable to similarly titled measures presented by other companies. These non-GAAP measures should not be considered in isolation from, as a substitute for, or superior to, financial measures prepared in accordance with U.S. GAAP.

Adjusted Net Income Reconciliation and calculation of Adjusted Earnings Per Share

(In thousands of U.S. Dollars, except for share and per share data)

	Q3 2025	Q3 2024	9M 2025	9M 2024
Net income	12,752	12,546	8,785	36,834
Stock based compensation	1,026	1,533	3,703	4,550
Loss on extinguishment of debt (non-cash)	63	-	81	304
Loss / (gain) on FX forwards	192	-	(231)	-
Adjusted net income	14,033	14,079	12,338	41,688
Dividends to non-vested participating securities	(25)	(215)	(91)	(428)
Undistributed earnings to non-vested participating securities	(282)	(310)	(102)	(1,117)
Adjusted net income– common shareholders	13,726	13,554	12,145	40,143
Adjusted earnings per common share, basic	0.67	0.69	0.60	2.05
Adjusted earnings per common share, diluted	0.67	0.69	0.59	2.04
Weighted average number of common shares outstanding, basic	20,493,231	19,637,290	20,336,137	19,568,430
Weighted average number of common shares outstanding, diluted	20,562,616	19,786,887	20,425,195	19,702,128

To derive Adjusted Earnings Per Share, a non-GAAP financial measure, from Net Income, we adjust for dividends and undistributed earnings to non-vested participating securities and exclude non-cash items, as provided in the table above. We believe that Adjusted Net Income and Adjusted Earnings Per Share assist our management and investors by increasing the comparability of our performance from period to period since each such measure eliminates the effects of such non-cash items as loss on extinguishment of debt, stock based compensation, loss / (gain) on FX forwards and other items which may vary from year to year, for reasons unrelated to overall operating performance. In addition, we believe that the presentation of the respective measure provides investors with supplemental data relating to our results of operations, and therefore, with a more complete understanding of factors affecting our business than with GAAP measures alone. Our method of computing Adjusted Net Income and Adjusted Earnings Per Share may not necessarily be comparable to other similarly titled captions of other companies due to differences in methods of calculation.

Fourth Quarter 2025 TCE Rate Guidance:

As of the date hereof, approximately 75% of the Company fleet’s expected operating days in the fourth quarter of 2025 have been fixed at an estimated TCE rate of approximately $23,478. Assuming that for the remaining operating days of our index-linked time charters, the BCI 5TC rate will be equal to $25,073 (based on the FFA curve as of November 11, 2025), our estimated TCE rate for the fourth quarter of 2025 will be approximately $23,8782. The following table provides the breakdown of index-linked charters and fixed-rate charters in the fourth quarter of 2025:

2 This guidance is based on certain assumptions and the Company cannot provide assurance that these TCE rate estimates, or projected utilization rates will be realized. TCE estimates include certain floating (index) to fixed rate conversions concluded in previous periods. For vessels on index-linked T/Cs, the TCE rate realized will vary with the underlying index, and for the purposes of this guidance, the BCI 5TC rate assumed for the remaining operating days of the quarter for an index-linked T/C is equal to $25,073 (based on the FFA curve as of November 11, 2025). Spot estimates are provided using the load-to-discharge method of accounting. The rates quoted are for days currently contracted. Increased ballast days at the end of the quarter will reduce the additional revenues that can be booked based on the accounting cut-offs and therefore the resulting TCE rate will be reduced accordingly.

	Operating Days	TCE
TCE - fixed rate (incl. FFA conversions)	822	$22,943
TCE – index-linked	995	$24,708
Total / Average	1,817	$23,878

Third Quarter and Recent Developments:

Dividend Distribution for Q2 2025 and Declaration of Q3 2025 Dividend

On October 10, 2025, the Company paid a quarterly cash dividend of $0.05 per share for the second quarter of 2025 to all shareholders of record as of September 29, 2025.

The Company has declared a quarterly cash dividend of $0.13 per common share for the third quarter of 2025 payable on or about January 9, 2026, to all shareholders of record as of December 29, 2025.

Expiration of Class E warrants

The Class E warrants were issued on August 20, 2020, with a five-year term and an exercise price as of the expiration date of $3.98 per share. Following warrant exercises and a tender offer by Seanergy to repurchase warrants in January 2023, Class E warrants to purchase 57,225 common shares remained outstanding as of their expiration date. As of August 20, 2025, all remaining Class E warrants expired.

Following the expiration of the Class E warrants and the prior expiration of the Class D warrants in April 2025, Seanergy has no outstanding warrants.

Extension of the Existing Share Repurchase Program

The program, previously set to expire on December 31, 2025, has been extended for a further 12-month period. Under the program, the Company may repurchase up to $25.0 million of its outstanding common shares in the open market. As of today, approximately $20.1 million remains available for repurchases, while the program will remain effective through the period ending December 31, 2026.

Fleet Updates

Newbuilding Contract for a Capesize Vessel at Hengli Shipyard

In October 2025, the Company entered into an agreement with Hengli Shipbuilding (Dalian) Co., Ltd. and Hengli Shipbuilding (Singapore) Pte. Ltd. for the construction of a 181,000 dwt scrubber-fitted Capesize vessel. The contract price is approximately $75.0 million, with delivery expected in the second quarter of 2027. The purchase price will be paid in five installments, linked to the vessel’s construction milestones, with 45% of the purchase price payable over the next 12 months and the remaining 55% upon delivery of the vessel.

The new vessel will be built incorporating the latest technological advancements and eco-friendly design features, resulting in enhanced fuel efficiency and reduced emissions in line with the Company’s ongoing fleet renewal and decarbonization strategy.

Sale of M/V Geniuship

In September 2025, the Company delivered to her new owners the 170,057 dwt M/V Geniuship, built in 2010. The gross sale price was approximately $21.6 million. The transaction generated net proceeds of about $12.0 million and resulted in an accounting profit of approximately $2.3 million, which was recorded in the third quarter financial results.

Commercial Updates

M/V Lordship – New T/C agreement

In September 2025, the M/V Lordship commenced a new T/C agreement with ST Shipping and Transport Pte. Ltd (“Glencore”) for a period of about 11 to about 15 months. The daily hire is based on the 5 T/C routes of the BCI, while the Company has the option to convert the daily hire from index-linked to fixed for a minimum period of 1 month to a maximum of 9 months based on the prevailing Capesize FFA curve. The Company will also receive the majority of the benefit from the scrubber profit-sharing scheme based on the price difference between high-sulfur and low-sulfur fuel.

M/V Dukeship – New T/C agreement

In October 2025, the M/V Dukeship commenced a new T/C agreement with Solebay Shipping Ltd. (“Solebay”) for a period of minimum 11 to maximum 14 months. The daily hire is based on the 5 T/C routes of the BCI, while the Company has the option to convert the daily hire from index-linked to fixed for a minimum period of 2 months to a maximum of 12 months based on the prevailing Capesize FFA curve.

M/V Kaizenship – Time charter extension

In August 2025, the charterer of the M/V Kaizenship agreed to extend the time charter agreement in direct continuation from the previous agreement. The extension period commenced on October 1, 2025, for a duration of minimum 10 months to maximum 12 months. The daily hire is based on a revised premium over the BCI, while all other main terms of the time charter remain materially the same.

M/V Patriotship – Time charter extension

In September 2025, the charterer of the M/V Patriotship agreed to extend the time charter agreement in direct continuation from the previous agreement. The extension period commenced on September 21, 2025, for a duration of about 11 to about 15 months. The daily hire is based on a revised premium over the BCI, while all other main terms of the time charter remain materially the same.

M/V Knightship – Time charter extension

In September 2025, the charterer of the M/V Knightship agreed to extend the time charter agreement in direct continuation from the previous agreement. The extension period will commence on January 30, 2026, for a duration of about 11 to about 14 months. The Company will receive the majority of the benefit from the scrubber profit-sharing scheme based on the price difference between high-sulfur and low-sulfur fuel while the daily hire will be based on a revised premium over the BCI.

M/V Worldship – Time charter extension

In November 2025, the charterer of the M/V Worldship agreed to extend the time charter agreement in direct continuation from the previous agreement. The extension period commenced on November 3, 2025, for a duration of minimum 12 to maximum 16 months. The daily hire is based on the BCI, while all other main terms of the time charter remain materially the same.

Conference Call:

The Company’s management will host a conference call to discuss financial results on November 13, 2025, at 10:00 a.m. Eastern Time.

Audio Webcast:

There will be a live, and then archived, webcast of the conference call available through the Company’s website. To listen to the archived audio file, visit our website, following the Webcast & Presentations section under our Investor Relations page. Participants to the live webcast should register on Seanergy’s website approximately 10 minutes prior to the start of the webcast, following this link.

Conference Call Details:

Participants have the option to register for the call using the following link. You can use any number from the list or add your phone number and let the system call you right away.

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Balance Sheets
(In thousands of U.S. Dollars)

	September 30, 2025	December 31, 2024*
ASSETS
Cash and cash equivalents and restricted cash	36,812	34,916
Vessels, net, right-of-use asset and advance for vessel acquisition	513,727	488,192
Other assets	35,652	22,745
TOTAL ASSETS	586,191	545,853

LIABILITIES AND STOCKHOLDERS’ EQUITY
Long-term debt, finance lease liability and other financial liabilities, net of deferred finance costs	287,464	257,588
Other liabilities	27,418	26,086
Stockholders’ equity	271,309	262,179
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	586,191	545,853

        * Derived from the audited consolidated financial statements as of that date

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Statements of Operations
 (In thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Vessel revenue, net	46,126	43,369	106,466	123,735
Fees from related parties	866	987	2,211	2,047
Revenue, net	46,992	44,356	108,677	125,782
Expenses:
Voyage expenses	(2,555)	(816)	(4,402)	(2,576)
Vessel operating expenses	(14,095)	(11,366)	(40,441)	(33,620)
Management fees	(279)	(187)	(831)	(546)
General and administrative expenses	(4,629)	(6,590)	(13,641)	(15,522)
Depreciation and amortization	(9,415)	(7,645)	(26,792)	(21,556)
Loss on forward freight agreements, net	(35)	(30)	(54)	(134)
Gain on sale of vessel	2,308	-	2,308	-
Operating income	18,292	17,722	24,824	51,828
Other income / (expenses):
Interest and finance costs	(5,566)	(5,400)	(16,496)	(15,116)
Loss on extinguishment of debt	(63)	-	(91)	(649)
Interest and other income	193	350	530	840
Interest and other income – related party	-	-	48	-
Other, net	(104)	(126)	(30)	(69)
Total other expenses, net:	(5,540)	(5,176)	(16,039)	(14,994)
Net income	12,752	12,546	8,785	36,834
Net income attributable to common shareholders	12,445	12,021	8,592	35,289

Net income per common share, basic	0.61	0.61	0.42	1.80
Net income per common share, diluted	0.61	0.61	0.42	1.79
Weighted average number of common shares outstanding, basic	20,493,231	19,637,290	20,336,137	19,568,430
Weighted average number of common shares outstanding, diluted	20,562,616	19,786,887	20,425,195	19,702,128

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Cash Flow Data
 (In thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

	Nine months ended September 30,
	2025	2024
Net cash provided by operating activities	25,819	55,434

Vessels acquisitions and improvements	(34,401)	(34,191)
Advance for vessel acquisition	-	(7,100)
Loan to related party	(2,000)	-
Repayment of loan by related party	2,000	-
Finance lease prepayments and other initial direct costs	(8,150)	(305)
Proceeds from sale of asset	21,590	-
Due from related parties	(188)	-
Net cash used in investing activities	(21,149)	(41,596)

Proceeds from long-term debt and other financial liabilities	110,560	58,279
Repayments of long-term debt and other financial liabilities	(80,120)	(49,829)
Payments of finance lease liabilities	(23,747)	(1,635)
Payments of financing and stock issuance costs	(2,045)	(1,810)
Payments for repurchase of common stock	-	(2,709)
Dividend payments	(8,433)	(5,600)
Proceeds from other non-current liabilities	166	-
Proceeds from issuance of common stock and warrants, net of underwriters fees and commissions	845	5,823
Net cash (used in) / provided by financing activities	(2,774)	2,519

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for interest	15,893	14,891

Noncash investing activities
Vessels’ improvements	263	123

Noncash financing activities
Dividends declared but not paid	1,056	5,150
Financing and stock issuance costs	78	1,473

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is a prominent pure-play Capesize shipping company publicly listed in the U.S. Seanergy provides marine dry bulk transportation services through a modern fleet of Capesize vessels. The Company’s operating fleet consists of 20 vessels (2 Newcastlemax and 18 Capesize) with an average age of approximately 14.4 years and an aggregate cargo carrying capacity of approximately 3,633,861 dwt.

The Company is incorporated in the Republic of the Marshall Islands and has executive offices in Glyfada, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “SHIP”.

Please visit our Company website at: www.seanergymaritime.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including with respect to declaration of dividends, market trends and shareholder returns. Words such as “may”, “should”, “expects”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company’s operating or financial results; the Company’s liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, impacts of litigation, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; broader market impacts arising from trade disputes or war (or threatened war) or international hostilities, such as between Israel and Hamas or Iran, China and Taiwan and between Russia and Ukraine; risks associated with the length and severity of pandemics, including their effects on demand for dry bulk products and the transportation thereof; and other factors listed from time to time in the Company’s filings with the SEC, including its most recent annual report on Form 20-F. The Company’s filings can be obtained free of charge on the SEC’s website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Seanergy Investor Relations
Tel: +30 213 0181 522
E-mail: ir@seanergy.gr

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1540
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com